ZAMEE CORP.

Residencia Perla Marina, Villa #4, Cabarete, Dominican Republic 57000

Tel. (702) 780-6677, E-mail: info@zameecorp.com

February 26, 2019

Mr. Michael Foland,

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Zamee Corp.

       Registration Statement on Form S-1

       Filed January 14, 2019

       File No. 333-229227

Dear Mr. Michael Foland:

Zamee Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated February 14, 2019 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on January 14, 2019.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1 filed January 14, 2019

Cover Page

1. You have no operations, nominal assets outside of cash or cash equivalents, and no revenues since inception. Accordingly, you appear to be a shell company as that term is defined in Rule 405 of the Securities Act. Please disclose your shell company status on your prospectus cover page as well as risk factor disclosure that highlights the consequences of your shell company status, including the prohibition on the use of Form

S-8 by shell companies, enhanced reporting requirements imposed on shell companies,

and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Our response:  We do not believe that Zamee Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Zamee Corp. can be classified as having “no or nominal operations”.  We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business plan to commence operations in the creation, development and sale of mobile games for the iOS and Android platforms. From inception, Zamee Corp. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Zamee Corp. investigated the market demand in the field of software development and software sales. The Company has developed its website, http://zameecorp.com. Additionally, Zamee Corp. has started to develop a concept for its first mobile game.

While our assets and operations are not yet large in size, they are more than “nominal.” The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

2. Please disclose that Alina Tarasova, your sole officer and director, beneficially owns approximately 90.91% of your outstanding common stock, and she will own a controlling interest if less than 100% of your common shares are sold in the primary offering.

Our response: We have disclosed that Alina Tarasova, our sole officer and director, beneficially owns approximately 90.91% of our outstanding common stock, and she will own a controlling interest if less than 36% of our common shares are sold in the primary offering.

Risk Factors, page 7

3. Please reconcile your disclosure on page 8 that you have not "developed any mobile games as of today" with your statement that "[w]hile many new products, such as the one we have developed, are regularly introduced..."

Our response: We have reconcileв this disclosure in accordance with the comments of the commission.

Risk Factors

We are an "emerging growth company" and we cannot be certain...,, page 8

4. You state that you are an "emerging growth company" as defined in the Jumpstart Our

Business Startups Act. Please revise your prospectus to address the following:

• Describe how and when a company may lose emerging growth company status;

• Briefly describe the various exemptions that are available to you, such as exemptions from Section 403(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of

the Securities Act of 1934; and

• State your election under Section 107 (b) of the JOBS Act. If you elect to use the extended transition period for complying with new or revised accounting standards,

state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. If you have elected to opt out of the extended transition period, include a statement that the election is irrevocable.

Our response: We have revised our prospectus to address the requested items.

Description of Business

Plan of Operation, page 21

5. Please disclose the minimum number of months that you will be able to conduct your planned operations and maintain your periodic reporting obligations using currently available capital resources, if you do not raise additional capital. Refer to Item 303(a)(1)

and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

Our response: We have disclosed the minimum number of months that we will be able to conduct our planned operations and maintain our periodic reporting obligations using currently available capital resources, if we do not raise additional capital.

Exhibits and Financial Statement Schedules, page II-2

6. Please file the legal opinion and the stock subscription agreement between the company and Alina Tarasova as exhibits to the registration statement. Refer to Item 601(b) of

Regulation S-K.

Our response:  We have filed the legal opinion and the stock subscription agreement between the company and Alina Tarasova as exhibits to the registration statement.

Please direct any further comments or questions you may have to the company at info@zameecorp.com.

Thank you.

Sincerely,

/S/ Alina Tarasova

Alina Tarasova, President